UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                            Orion Marine Group, Inc.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    68628V308
                                    ---------
                                 (CUSIP Number)

                                December 31, 2007
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 68628V308                   13G                     Page 2 of 8 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,144,700
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,144,700
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,144,700
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.3%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 68628V308                   13G                     Page 3 of 8 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Daniel S. Loeb
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,144,700
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,144,700
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,144,700
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.3%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

Explanatory Note
----------------

The filers identified in Item 2 below filed an initial statement on Schedule 13G on March 5, 2008, which contained errors on the signature page and on an attached exhibit. This statement is being re-filed only to correct the signature page and the exhibit. All information set forth therein remains the same and is restated below.

Item 1(a):     Name of Issuer:
---------      --------------

     The name of the issuer is Orion Marine Group, Inc., a corporation organized under the laws of the State of Delaware (the "Company").

Item 1(b):     Address of Issuer's Principal Executive Offices:
---------      -----------------------------------------------

     The Company's principal executive office is located at 12550 Fuqua Street, Houston, TX 77034.

Item 2(a):     Name of Person Filing:
---------      ---------------------

     This Schedule 13G is filed by:

     (i) Third Point LLC, a Delaware limited liability company (the "Management Company"), which serves as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"), with respect to shares of Common Stock (as defined in Item 2(d)) directly owned by the Funds; and

     (ii) Mr. Daniel S. Loeb ("Mr. Loeb"), who is the Chief Executive Officer of the Management Company and controls its business activities, with respect to shares of Common Stock indirectly beneficially owned by Mr. Loeb by virtue of such position.

     The Management Company and Mr. Loeb are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):     Address of Principal Business Office or, if None, Residence:
---------      -----------------------------------------------------------

     The address of the principal business office of the Management Company and Mr. Loeb is 390 Park Avenue, New York, New York 10022.

Item 2(c):     Citizenship:
---------      -----------

     The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Loeb is a United States citizen.

Item 2(d):     Title of Class of Securities:
---------      ----------------------------

     Common Stock, par value $0.01 per share("Common Stock").

Item 2(e):     CUSIP Number:
---------      ------------

     68628V308

Item 3:        If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
------         -----------------------------------------------------------------
               or (c), check whether the person filing is a:
               --------------------------------------------

               A. [ ] Broker or dealer registered under Section 15 of the Act,
               B. [ ] Bank as defined in Section 3(a)(6) of the Act,
               C. [ ] Insurance Company as defined in Section 3(a)(19) of the
                      Act,
               D. [ ] Investment Company registered under Section 8 of the
                      Investment Company Act of 1940,
               E. [ ] Investment Adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E),
               F. [ ] Employee Benefit Plan or Endowment Fund in accordance with
                      13d-1 (b)(1)(ii)(F),
               G. [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
               H. [ ] Savings Association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act,
               I. [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
               J. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:        Ownership:
------         ---------

The beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Schedule 13G, is as follows:

     A. Third Point LLC
        ---------------
        (a) Amount beneficially owned: 1,144,700
        (b) Percent of class: 5.3%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 21,565,324 shares of Common Stock issued and outstanding as reflected on the Company's Prospectus on Form 424B1 filed with the Securities and Exchange Commission on December 20, 2007.
        (c) Number of shares as to which such person has:
             (i)    Sole power to vote or direct the vote: -0-
             (ii)   Shared power to vote or direct the vote: 1,144,700
             (iii)  Sole power to dispose or direct the disposition: -0-
             (iv)   Shared power to dispose or direct the disposition: 1,144,700

     B. Daniel S. Loeb
        --------------
        (a) Amount beneficially owned: 1,144,700
        (b) Percent of class: 5.3%.
        (c) Number of shares as to which such person has:
             (i)    Sole power to vote or direct the vote: -0-
             (ii)   Shared power to vote or direct the vote: 1,144,700
             (iii)  Sole power to dispose or direct the disposition: -0-
             (iv)   Shared power to dispose or direct the disposition: 1,144,700

Item 5:        Ownership of Five Percent or Less of a Class:
------         --------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:        Ownership of More than Five Percent on Behalf of Another Person:
------         ---------------------------------------------------------------

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7:        Identification and Classification of the Subsidiary Which
------         ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company:
               -------

Not applicable.

Item 8:        Identification and Classification of Members of the Group:
------         ---------------------------------------------------------

Not applicable.

Item 9:        Notice of Dissolution of Group:
------         ------------------------------

Not applicable.

Item 10:       Certification:
-------        -------------

Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                         [Signatures on following page]

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2008

                                   THIRD POINT LLC

                                   By: Daniel S. Loeb, Chief Executive Officer

                                   By: /s/ Keith Waller
                                      ------------------------------------------
                                      Name:   Keith Waller
                                      Title:  Attorney-in-Fact



                                   DANIEL S. LOEB

                                   By: /s/ Keith Waller
                                      ------------------------------------------
                                      Name:   Keith Waller
                                      Title:  Attorney-in-Fact






                 [SIGNATURE PAGE TO SCHEDULE 13G WITH RESPECT TO
                            ORION MARINE GROUP, INC.]

                                  EXHIBIT INDEX
                                  -------------


Exhibit 99.1: Joint Filing Agreement, dated March 5, 2008, by and between Third Point LLC and Daniel S. Loeb.

Exhibit 99.2: Power of Attorney granted by Mr. Daniel S. Loeb in favor of Zachary Snow, Keith Waller, and Bruce Wilson, dated February 11, 2008.